Exhibit 6

2018 Financial Results

5 February 2019

In 2018, the second year of its ambitious Development Plan 2017-2019, the Council of Europe Development Bank (CEB) successfully achieved and exceeded its activity objectives. Its sound financial performance enabled the CEB to continue to pursue its social mandate in Europe.

The CEB’s unaudited results show a net profit of € 97.5 million in 2018, compared to € 112.0 million in 2017 (-13.0%), mainly due to the continued low interest-rate environment. Excluding the IFRS-related cost of risk (-€ 2.8 million) and valuation of financial instruments (-€ 0.3 million), without economic or financial significance for the Bank, core earnings amounted to € 100.5 million compared to € 109.6 million in 2017 (-8.3%).

After profit allocation, equity reached € 3.0 billion in 2018, similar to 2017.

In 2018, the CEB experienced once more intense business activity. 45 new projects were approved, reaching € 3.9 billion. The stock of projects rose remarkably by 13.0%, totalling € 7.9 billion in 2018 (2017: € 7.0 billion), and loan disbursements amounted to € 2.8 billion, an increase of 20.5% compared to € 2.3 billion in 2017. Loans outstanding reached € 14.6 billion, an increase compared to € 13.8 billion in 2017 (+6.0%).

During 2018, the CEB also continued to strengthen partnerships with donors. The Bank uses donor funds to support projects for highly disadvantaged populations. It raised € 41.0 million, mostly from the European Union, the Bank’s largest contributor. In addition, it approved a record high of € 10.2 million in grants from the Social Dividend Account, a trust fund financed mainly from the Bank’s earnings.

The CEB expects to attain again these excellent performance levels during 2019, in line with the goals set in the Development Plan 2017-2019.

Provisional Key Figures (Unaudited)

EURO million (IFRS Accounting standards)	2017	2018	Variation
Loans outstanding	13,792	14,625	+6.0%
Projects approved during the year	3,908	3,898	-0.3%
Stock of projects	6,981	7,891	+13.0%
Commitments signed during the year	3,195	4,174	+30.6%
Loans disbursed during the year[1]	2,302	2,774	+20.5%
Issuances[1]	2,993	4,912	+64.1%
Total assets	23,798	24,348	+2.3%
Net profit	112.0	97.5	-13.0%

[1]	Value in euros with the exchange rate at the transaction date

The Financial Statements will be submitted to the Bank’s Governing Board for approval in March 2019.

Set up in 1956, the CEB (Council of Europe Development Bank) has 41 member states. Twenty-two Central, Eastern and South Eastern European countries, forming the Bank’s target countries, are listed among the member states. As a major instrument of the policy of solidarity in Europe, the Bank finances social projects by making available resources raised in conditions reflecting the quality of its rating (Aa1 with Moody’s, outlook stable, AA+ with Standard & Poor’s, outlook positive, and AA+ with Fitch Ratings, outlook stable). It thus grants loans to its member states and to financial institutions and local authorities in its member states for the financing of projects in the social sector, in accordance with its Articles of Agreement.